

November 21, 2013

Via Email
Francisco Antonio Jerez Garcia
Chief Executive Officer
Mineria Y Exploraciones Olympia, Inc.
c/o American Corporate Enterprises, Inc.
Suite 129-123 W. Nye Lane
Carson City, NV 89706

> **Re: Mineria Y Exploraciones Olympia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 14, 2013**
> **File No. 333-190652**

Dear Mr. Garcia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 6 in our letter dated September 12, 2013. Please move the language you added in response to this comment from the prospectus cover page to "Prospectus Summary – Our Business" on page 3. See Item 501(b) of Regulation S-K.

Liquidity and Capital Resources, page 13

2. We note your response to comment 11 in our letter dated September 12, 2013. Please disclose in this section whether you are a blank check company and have any plans to merge with an unidentified entity.

Plan of Distribution, page 33

3. Please revise the first sentence in the second paragraph to clarify that Mr. Garcia will sell the shares at a fixed price of $0.002 per share for the duration of the offering, rather than "until amendments are made to this prospectus."

4. We note your response to comment 20 in our letter dated September 12, 2013; however, Rule 144 is <u>not</u> available to securities of issuers with no or nominal operations and no or nominal non-cash assets. See Rule 144(i). Therefore, please delete or revise the disclosure relating to Rule 144.

You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering comments. Please contact Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Scott Lawler
       Lawler & Associates